EXHIBIT 12

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                          EOG RESOURCES, INC.
 Computation of Ratio of Earnings to Fixed Charges and Combined Fixed
                    Charges and Preferred Dividends
                            (In Thousands)
                              (Unaudited)

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                                                     Year Ended December 31,
                                        2002       2001       2000       1999       1998

EARNINGS AVAILABLE FOR
FIXED CHARGES:
Net Income                            $ 87,173   $398,616   $396,931   $569,094   $ 56,171
Less:  Capitalized Interest Expense     (8,987)    (8,646)    (6,708)   (10,594)   (12,711)
Add:  Fixed Charges                     75,497     60,468     72,833     77,837     66,982
Income Tax Provision (Benefit)          32,499    232,829    236,626     (1,382)     4,111
EARNINGS AVAILABLE                    $186,182   $683,267   $699,682   $634,955   $114,553


FIXED CHARGES:
Interest Expense                      $ 59,654   $ 45,110   $ 61,006   $ 61,819   $ 48,463
Capitalized Interest Expense             8,987      8,646      6,708     10,594     12,711
Rental Expense Representative
 of Interest Factor                      6,856      6,712      5,119      5,424      5,808
TOTAL FIXED CHARGES                     75,497     60,468     72,833     77,837     66,982
Preferred Dividends on a
 Pre-tax Basis                          15,145     17,416     17,602        660          -
COMBINED TOTAL FIXED CHARGES
 AND PREFERRED DIVIDENDS              $ 90,642   $ 77,884   $ 90,435   $ 78,497   $ 66,982

RATIO OF EARNINGS TO
FIXED CHARGES                             2.47      11.30       9.61       8.16       1.71

RATIO OF EARNINGS TO
COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS                   2.05       8.77       7.74       8.09       1.71

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